Elliott Nominees –
The Best Opportunity For Shareholders

April 11, 2011

Disclosure Statement

The information contained in this presentation is for informational purposes only and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or to conclude any transaction or confirmation thereof (whether on the terms shown or otherwise). The information contained herein is made based upon publicly available information. None of Elliott Associates, L.P. and Elliott International, L.P. (collectively, "Elliott"), their affiliates or any of their respective officers, directors, employees, stockholders, consultants, agents, or controlling persons, or their respective officers, directors or employees, is making any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and each of Elliott Associates and each such other person expressly disclaims any and all liability to any other person that may be based upon or relate to the information contained herein. This presentation contains forward-looking statements. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “intends,” “potential,” “opportunity,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the matters described herein. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results.

Elliott intends to make a filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2011 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the “2011 Annual Meeting”) of Iron Mountain Incorporated (the “Company”). Information relating to the participants in such proxy solicitation is contained in the preliminary proxy statement filed by Elliott with the Securities and Exchange Commission and in amendments to such preliminary proxy statement. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2011 Annual Meeting when they become available because they will contain important information, including additional information relating to the participants in such proxy solicitation. When completed and available, Elliott’s definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by Elliott in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission’s website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by Elliott with the Securities and Exchange Commission will also be available, without charge, by directing a request by mail or telephone to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 (call collect: 212-929-5500; call toll free: 800-322-2885).

Recap

- IRM shareholders experienced lackluster performance over prior two year period
- On March 10th 2011, Elliott announced recommendations to maximize shareholder value
- The proposal included a full review of
  - Capital allocation, with focus on ROIC
  - Operational efficiencies
  - Opportunity to convert into a REIT
  - Alignment of management compensation with shareholder value creation
- Elliott has nominated four highly qualified and independent nominees to lead this critical effort

Overview

- Last week Iron Mountain announced it will put forward a counter proposal to the opportunities highlighted by Elliott
- As large shareholders we are excited about the prospect of additional **constructive ideas** to maximize value at IRM
- While IRM is likely to echo some of our points, they will ask shareholders to trust them and not elect our nominees to the Board
- Voting for Elliott's independent nominees is the appropriate 'trust but verify' response
  - Nominees are committed to the full exploration of all paths to maximize shareholder value
  - Elliott has a 100-day plan for an immediate strategic review and the public dissemination of results
- Voting for our proposed Board candidates is voting for a thorough review and maximizes optionality as well as shareholder value

Iron Mountain – Status Quo Is Not Working

- 2010 was a record year on many metrics for IRM, yet a disappointing year for shareholders
  - EV/EBITDA valuation sank to all time lows
  - Stock reacted poorly to every announcement

- Market response to Elliott proposals shows that the problem is not the company — it is the current direction

- Elliott proposes greater detail on action steps, timeline, and future communication by the Board

- Slow change is costing shareholders real money

Historical Trading Metrics Show Market's Negative Response To IRM Management's Track Record

Lackluster Stock Performance Before Elliott's Involvement[1]

Declining Growth Outlook, Increased Investment in Digital Business



Share Price
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
7/1/2006
1/1/2007
7/1/2007
1/1/2008
7/1/2008
1/1/2009
7/1/2009
1/1/2010
7/1/2010
10/31/07 - $153mm acquisition of Stratify
5/12/08 - $31mm acquisition of DocuVault
2/22/10 - $112mm acquisition of Mimosa Systems
Internal Revenue growth drops from 9% in 2007-08, to 3% in 2009-10
IRM continues to invest 6-8% of revenues into growth capex
- $0.6bn invested into Int'l Physical capex & acquisitions from 2007-10, and segment OIBDA actually decreased
10/6/09 - IRM projects 3-6% internal revenue growth for 2010; Realized figure even lower

(1) Elliott's first conversation with IRM management took place in July 2010

Valuation Trend Shows Disappointment In IRM's Unwillingness To Correct Its Course



EV/ LTM EBITDA Multiple
16.0x
15.0x
14.0x
13.0x
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
7/1/2006
1/1/2007
7/1/2007
1/1/2008
7/1/2008
1/1/2009
7/1/2009
1/1/2010
7/1/2010
1/1/2011
Bob Brennan becomes CEO, 6/2008
Period of Elliott's Involvement
Elliott publishes its proposals, 3/2011

Market Reaction To Management's Plans Has Been Unambiguously Negative



Day Session
Last 33.37
High on 04/08/11 33.85
Average 24.4497
Low on 10/06/10 19.93
Davis Announcement
Elliott Announcement
Q2 Earnings, EPS beat but…
Q3 Earnings
Q1 Earnings, EPS beat but…
Q4 Earnings
Investor Day – Company touts growth & digital; brushes off buy back/ ROIC comments
Record volume at 52-wk lows; Berkshire Hathaway exits position in Q3'10
Volume 0.00
SMAVG Volume Histogram(30) 3.002m
34.00
32.00
30.00
28.00
26.00
24.00
22.00
20.00
15m
10m
5m
3.002m
0.00
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr
2010
2011
IRM US: Iron Mountain Inc G3 Daily 1/4/10 to 4/11/11
Copyright© 2011 Bloomberg Finance L.P.
09-Apr-2011 14:58:16

Average share price decline (on 1st trading day after news release): **-6.1%**

Range of decline: **-2.7% to -8.6%**

Market Reaction To Elliott's Proposals Has Been Favorable

Stock Price Up 32%, $1.6B Increase in Market Valuation



Share Price
% Change in Share Price
$34.00
$33.00
$32.00
$31.00
$30.00
$29.00
$28.00
$27.00
$26.00
$25.00
35%
31%
27%
23%
19%
15%
11%
7%
3%
-1%
3/4/2011
3/11/2011
3/18/2011
3/25/2011
4/1/2011
4/8/2011
3/7/11 - IRM discloses Elliott's nomination of Board candidates
3/10/11 - Elliott files letter to IRM Board and presentation outlining opportunity
3/22/11 - Davis Advisors (21% shareholder) indicates support for Elliott's nominees
3/23/11 - IRM adopts a Shareholder Rights Plan ("Poison Pill"); Elliott expresses strong disappointment
4/1/11 - Davis Advisors files a 13D
4/4/11 - Elliott files follow-up letter to IRM Board

Elliott Has A Detailed Plan For Review And Implementation

Elliott's 100-Day Plan Calls For Full Strategic Review Of All Opportunities To Maximize Value

2011 Annual Meeting of Stockholders - June 2011 (Estimate): Four independent directors join IRM's Board

First Board Meeting: Special Committee to be created with Elliott nominees as core members

- Initiate 100-Day Plan in two steps (see next page for details)
- Hire management consultants & independent financial advisors to report directly to the Special Committee
- Invite existing and external REIT counsel to present and debate REIT opportunity
- Commence capital allocation & dividend policy review
- Initiate management compensation review
- Begin full review of all strategic alternatives

September 2011 (Estimate): Board to review progress on all initiatives and update shareholders

Elliott's Proposed 100-Day Plan

Timeline for Full Strategic Review & Execution

First 30 Days: Focus on Capital Structure, ROIC and Capital Allocation; Start Execution in 3Q'11

- Optimize capital structure - Assess opportunity to increase leverage and improve the terms of debt
- Return of capital to shareholders - Revisit dividend policy and sharebuyback policy
- Commence review of capital expenditures
- Reconsider new investments in Digital & International Physical divisions

June 2011 (Estimate) - Elliott's four nominees elected to IRM Board

Sept. 2011 (Estimate) - Board to review progress on all initiatives & update shareholders


June 2011
July 2011
August 2011
September 2011
4Q'11, 2012

Full 100 Days: Comprehensive Strategic Review; Start Execution in 4Q'11

- Review operating efficiency (focus on sales & marketing costs, G&A costs, capacity utilization)
- Strategic reevaluation of customer pricing policy
- Strategic assessment of Digital and International Physical divisions
- Longer term analysis of capital allocation - substantial reductions in growth capex in light of low/mid single-digit internal growth outlook
- Manage/oversee a detailed and objective study of REIT conversion opportunity
- Management compensation review
- Full review of all strategic alternatives

4Q'11 & 2012 - Execution on recommendations from 100-Day Plan

Put IRM Back On Track

'Trust But Verify'

- The company is likely to echo some of our proposals and disagree with others
- Elliott's nominees will push for the best of all potential opportunities
- **In all scenarios, the right choice is to vote for four independent directors with fresh perspectives**
- **Vote to elect our nominees and put IRM back on track**

Elliott's Slate of Independent Director Nominees

- Our four highly qualified and motivated director nominees are fully prepared to explore all options to maximize shareholder value
- These individuals have exceptional experience in the critical areas affecting IRM: capital allocation and operational efficiency
- The Company will benefit from fresh, independent perspectives and additional insights into the Board's review process



Ted R. Antenucci

- Deep warehouse/industrial property experience, both domestic and international
- Current President and Chief Investment Officer, ProLogis Trust
- Former President of Catellus Commercial Development Corp., responsible for development, construction and acquisition activity
- Helped lead the conversion of Catellus into a REIT



Robert J. Levenson

- Has extensive experience as an executive in the data processing industry
- Managing Member of Lenox Capital Group, a private venture capital investment company, since 2000
- Has held numerous senior executive positions in leading firms in the business services space, including Automatic Data Processing, Inc. and First Data Corp.



Allan Z. Loren

- 45-year veteran of building successful organizations
- Has extensive strategic, technology and operational experience
- Former Chairman and CEO of D&B; led successful turnaround
- Has held senior executive and technology positions at American Express, CIGNA, Galileo International and Apple Computer U.S.A.



Harvey Schulweis

- Brings a career-long focus on optimizing corporate investment decisions and return on capital
- Co-Founder and Managing Director of Niantic Partners, a real estate investment company
- President and sole shareholder of Schulweis Realty, Inc.
- Former Chairman and CEO of The Town and Country Trust, a publicly traded REIT
- Led the conversion of Town and Country into a REIT
- Former GP at Lazard Frères & Co.